UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2019
Commission File Number: 001-36484

HERMITAGE OFFSHORE SERVICES LTD.
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 4, 2019, Hermitage Offshore Services Ltd. (previously Nordic American Offshore Ltd.) (the “Company”) held its 2019 Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the shareholders of the Company:

1.
elected Robert Bugbee and Marianne Lie to serve as Class C Directors of the Company until the Company’s 2022 Annual General Meeting of Shareholders and until their successors are elected and qualified or until his or her earlier resignation or removal;

2.	ratified the appointment of KPMG AS as the Company’s independent auditors for the fiscal year ending December 31, 2019;

3.	approved a change in the Company’s name from “Nordic American Offshore Ltd.” to “Hermitage Offshore Services Ltd.”; and

4.
approved the reduction in the issued and paid-up share capital of the Company from $1,901,512.30 to $190,151.23 by cancelling the paid-up share capital of the Company to the extent of $0.09 on each of the issued shares of par value $0.10 in the share capital of the Company, so that each issued share of par value $0.10 shall have a par value of $0.01 and be treated in all respects as one (1) fully paid-up share of par value $0.01.

Effective as of June 4, 2019, the Company changed its name to “Hermitage Offshore Services Ltd.” The Company’s common stock commenced trading on the New York Stock Exchange under its new name and the ticker symbol “PSV” at the start of trading on June 7, 2019. The Company’s common stock has been assigned a new CUSIP number of G4511M108 in connection with the name change.

Attached to this Report as Exhibit 3.1 is a copy of the Certificate of Incorporation on Change of Name.

Additionally, on June 4, 2019, the Company appointed Mr. Christopher Avella as Chief Financial Officer, succeeding Mr. Bjørn Giæver, and Ms. Fan Yang as Secretary of the Company, succeeding Mr. Emanuele Lauro. Biographical information for Mr. Avella and Ms. Yang is included below.

Christopher Avella
Christopher Avella has served as the Company’s Chief Financial Officer since his appointment on June 4, 2019.  Mr. Avella joined the Company from Scorpio Tankers Inc. (NYSE: STNG), a related party affiliate, where he has served since 2010 and has held the position of Controller since 2014.  Prior to joining Scorpio Tankers Inc., he was with Ernst & Young in its audit practice from 2002 through 2006 and its transaction advisory services practice from 2006 through 2010 where he was a senior manager.  Mr. Avella is a certified public accountant and has a B.S. in accounting from Rutgers University, an M.B.A. from Seton Hall University and an M.S. in finance from Georgetown University.

Fan Yang
Fan Yang has served as the Company’s Secretary since her appointment on June 4, 2019. In addition to her position with the Company, Ms. Yang serves as the secretary of Scorpio Bulkers Inc. (NYSE: SALT) and Scorpio Tankers Inc. (together, “Scorpio”). She is admitted as a solicitor of the Supreme Court of England and Wales. Prior to joining Scorpio, Ms. Yang was in private practice in London at Travers Smith LLP and Freshfields Bruckhaus Deringer LLP, and led a law reform project at the Law Commission, an independent body that makes recommendations for the reform of the law of England and Wales to Parliament. She has a B.A. in Law from the University of Cambridge.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HERMITAGE OFFSHORE SERVICES LTD.
(registrant)

Dated: June 7, 2019	By:	/s/ Emanuele Lauro
Emanuele Lauro Chairman and Chief Executive Officer